FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated December 2, 2003 *

99.2 Press Release dated December 15, 2003 *

99.3 Press Release dated December 19, 2003 *

99.4 Press Release dated December 22, 2003 *

Signatures *

99.1 Press Release dated December 2, 2003

Zindart Listed in New Index of Chinese Companies
Publicly Traded On U.S. Stock Exchanges

HONG KONG--Dec. 2, 2003--Zindart Limited (Nasdaq: ZNDT - News) is now listed on USX China Index, a new financial service covering China-based public companies.

All of the companies in the China Index are public reporting companies that have their stocks traded on U.S. exchanges which are governed by the Securities and Exchange Commission. The tracking and financial informational tool is available at www.usxchinaindex.com.

China has one of the fastest-growing economies in the world. In 2002, China surpassed the U.S. as the largest recipient of direct foreign investment.

Currently 22 public companies are listed on the USX China Index:

  Aluminum Corp. of China Ltd. (NYSE: ACH - News)

  ASAT Holdings Ltd. (Nasdaq: ASTT - News)

  AsiaInfo Holdings, Inc. (Nasdaq: ASIA - News)

  Beijing Yanhua Petrochemical Co. Ltd. (NYSE: BYH - News)

  Brilliance China Automotive Holdings Ltd. (NYSE: CBA - News)

  China Eastern Airlines Corporation Ltd. (NYSE: CEA - News)

  China Mobile Hong Kong Ltd. (NYSE: CHL - News)

  China National Offshore Oil Corp. (NYSE: CEO - News)

  China Petroleum and Chemical Corp (Sinopec) (NYSE: SNP - News)

  China Southern Airlines Company Ltd. (NYSE: ZNH - News)

  China Telecom Corporation Ltd (NYSE: CHA - News)

  China Unicom Ltd (NYSE: CHU - News)

  China Yuchai International Ltd. (NYSE: CYD - News)

  Chinadotcom Corporation (Nasdaq: CHINA - News)

  Chindex International, Inc. (Nasdaq: CHDX - News)

  Deswell Industries Inc (Nasdaq: DSWL - News)

  Guangshen Railway Co Ltd (NYSE: GSH - News)

  HuaNeng Power International, Inc. (NYSE: HNP - News)

  INTAC International (Nasdaq: INTN - News)

  Jilin Chemical Industrial Co. Ltd. (NYSE: JCC - News)

  Nam Tai Electronics Inc (NYSE: NTE - News)

  Netease.com, Inc. (Nasdaq: NTES - News)

  Peak Intl Ltd (Nasdaq: PEAK - News)

  PetroChina Co. Ltd. (NYSE: PTR - News)

  Qiao Xing Universal Telephone, Inc. (Nasdaq: XING - News)

  Radica Games Ltd (Nasdaq: RADA - News)

  Sina Corporation (Nasdaq: SINA - News)

  Sinopec Shanghai Petrochemcial Co. Ltd. (NYSE: SHI - News)

  Sohu.com, Inc. (Nasdaq: SOHU - News)

  UTStarcom Inc (Nasdaq: UTSI - News)

  Yanzhou Coal Mining Co. Ltd. (NYSE: YZC - News)

  Zindart Ltd (Nasdaq: ZNDT - News)

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing and Zindart Manufacturing.

Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States.

Hua Yang produces high quality pop-up books for both large global and specialty publishers as well as elaborate board games. The company is also expert at creating fancy product packaging involving unusual colors and luxury inner wraps.

Zindart Manufacturing provides both product design and quality turnkey manufacturing for die-cast and plastic collectible items for well-known multi-national companies that offer products and gift items requiring rapid, high-volume production and delivery.

Founded in 1978, Zindart is based in Hong Kong with sales and marketing offices in the United States and the United Kingdom.

99.2 Press Release dated December 15, 2003

Corgi Ships New Collection in Partnership with The History Channel

CHICAGO--Dec. 15, 2003--Corgi Classics, a subsidiary of Zindart Limited (Nasdaq:ZNDT - News), and The History Channel have teamed up to offer the Legends Collection, a new line of die-cast models that commemorate World War II. Models moved on to retail shelves last week in time for last-minute shopping.

The Legends Collection is a series of seven authentic and detailed die-cast airplanes flown by U.S. and German pilots during World War II. The models come complete with fixed landing gear, rotating propellers and historically accurate marking, and are designed to appeal to both beginner and veteran collectors.

Among the U.S. planes in the collection:

P-51D Mustang-U.S. Air Force -- The P-51D Mustang was flown in 1944 by Captain Leonard "Kit" Carson, the top scorer of the 362nd fighter squadron in the 357th fighter group. The P-51D Mustang has a 1:72 scale and a suggested retail price of $19.99.

F4U Corsair 'White 3' -- Lt. Frederick Streig flew the Corsair in February 1944, destroying five enemy aircraft and damaging two others. The F4U Corsair has a 1:72 scale and a suggested retail price of $19.99.

In addition to the F4U Corsair and P-51D Mustang, five other planes are available in the Legends Collection: the Supermarine Spitfire MkI, the Avro Lancaster, the Hawker Hurricane MkI, Messerschmitt Bf109E-1 and the FW190A-3.

The Corgi brand was born in 1956. Since then, Corgi Classics' die-cast replica scale models have captured the imaginations of millions with its expanding fleet of authentic aviation, trucking, fire, transportation and specialty vehicles. Collectors can find more information at www.corgiclassics.com or by calling 1-800-800-CORGI.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

In addition to Corgi, Zindart's operating divisions include Hua Yang Printing and Zindart Manufacturing. Hua Yang Printing Holdings Company produces high-quality books, specialty packaging and board games. Zindart Manufacturing provides both product design and quality turnkey manufacturing for branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

99.3 Press Release dated December 19, 2003

Zindart Updates Information on Corgi Sale

HONG KONG--Dec. 19, 2003--Zindart Limited (Nasdaq:ZNDT - News) today provided an update on the status of its previously announced discussions to sell its Corgi Classics subsidiary, one of the leading suppliers of die-cast vehicles for the collectibles and toy markets, in a management buyout transaction to a Corgi management group. The obligation of Zindart to negotiate exclusively with the management group has expired.

Zindart is in preliminary discussions with other parties that have expressed interest in the company, but there can be no assurance that such discussions will lead to a sale of the subsidiary.

"Management continues to develop strategic alternatives for Corgi that would secure optimum value for Zindart shareholders," Peter Gardiner, Chairman, Zindart Limited, said.

About Zindart

Zindart is a global national manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing Holdings Company and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom and the United States. Hua Yang Printing Holdings Company produces high-quality books and specialty packaging. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding potential transactions involving Zindart's Corgi Classics subsidiary. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 2o-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.4 Press Release dated December 22, 2003

Zindart 6 Months: Net Sales Up From US$62.1 Million To US$68.2 Million

HONG KONG--Dec. 22, 2003--Zindart Limited (Nasdaq:ZNDT - News) today announced a US$6.1 million year-on-year improvement in net sales for the first half of fiscal year 2004, with the company reporting US$68.2 million in net sales for the six months ended September 30, 2003, versus US$62.1 million for the same period in 2002 (as restated).

"Zindart's revenue progress represents the culmination of several actions taken over the last two years to revamp both the operations and marketing strategy of the manufacturing units," Peter Gardiner, Chairman, Zindart Limited, said. "We brought in new senior management, developed on-the-ground sales operations in both the U.S. and Europe, cultivated new market segments and implemented operational plans with more cost controls and a better delivery structure. This is right on target strategically, building shareholder value through the growth of the company."

Both the Hua Yang and Zindart Manufacturing operating divisions reported higher net sales and operating profits for the six months, reflecting increased orders, improved product mix and careful control of expenses. These improvements were realized despite some negative impact from the SARS epidemic, which increased costs for a number of manufacturers in the industrial southern China region where Zindart has its plants.

Plant utilization has also increased at both manufacturing units. The two facilities were running at 83 percent capacity for the first six months versus 51 percent in the same period a year ago.

Over the last two years, Zindart has worked to reduce long-term debt. The Company announced in October 2003 that a US$30 million Letter of Credit had been fully paid off. The present level of total long-term debt is approximately US$3 million.

Hua Yang reported substantially larger orders from Cranium, the popular board game company, and Christian Dior for perfume packaging for the first half. As reported earlier, Hua Yang's capacity has been improved during the current year through acquisition of new plant facilities as well as new and improved printing and production equipment.

Zindart Manufacturing had consistent sustained growth over the first half, a result of several new customers and a steady increase in orders. The manufacturing unit has also developed tooling for a new line of home improvement products that will be tested in third quarter, a result of company diversification into new sectors.

Corgi Classics, while making some gains in penetration of the mass market channel, did not meet sales forecasts. Gardiner said management is buttressing the Corgi sales team and more tightly focusing its marketing approach. In the last year, Corgi has expanded into new geographies, worldwide, and entered into new marketing channels in the U.S., both of which are strategic objectives.

"While we have made some progress in penetrating the mass channel with our popular-priced lines, we have not yet realized the planned growth from Corgi that will deliver results allowing for a maximum valuation -- and we will settle for nothing less," Gardiner said.

Net operating income for the Company in the six-month period decreased to US$1.1 million, compared to US$2.5 million for the same period in the prior year (as restated). After tax and minority interests, Zindart recorded a US$0.6 million net loss for the six months ended September 30, 2003, primarily due to a large tax liability recognized on unrealized monetary exchange gains in the United Kingdom.

The gross margin achieved on sales decreased slightly to 28 percent in the first six months of fiscal year 2003 from 30 percent during the same period in fiscal year 2002 (as restated).

General and administrative expenses rose to US$12.6 million for the six months ended September 30, 2003, an increase from US$10.7 million (as restated) for the same period in 2002. The increase is primarily related to organizational growth of Corgi in the United States, where Corgi is building infrastructure in an effort to increase market share in the mass toy market. Also, as previously reported, expense accruals had been reversed during the first half of 2002, increasing the change, year-to-year.

About Zindart

Zindart is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited, Hua Yang Printing and Zindart Manufacturing.

Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom and in the United States.

Hua Yang produces high quality pop-up books for both large global and specialty publishers as well as elaborate board games. The company is also expert at creating fancy product packaging involving unusual colors and luxury inner wraps.

Zindart Manufacturing provides both product design and quality turnkey manufacturing for die-cast and plastic collectible items for well-known multi-national companies that offer products and gift items requiring rapid, high-volume production and delivery.

Founded in 1978, Zindart is based in Hong Kong with sales and marketing offices in the United States and the United Kingdom.

Certain statements in this release, including those regarding the realization of company improvements, are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2003. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

ZINDART LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share data)
	Six Months Ended September 30,
	2003	2002 (As restated)
Net sales	$68,196	$62,068
Cost of goods sold	(48,837)	(43,337)
Gross profit	19,359	18,731
Selling, general, and administrative expenses	(18,265)	(16,259)
Operating income (loss)	1,094	2,472
Other income (expense):
Interest income	28	68
Interest expense	(688)	(968)
Other (loss) income	210	(237)
Income (loss) before income taxes and minority interests	644	1,335
Income tax expense	(1,085)	185
Income (loss) before minority interests	(441)	1,520
Minority interests	(130)	(63)
Net income (loss)	$(571)	$1,457
Earnings (loss) per common share
-Basic	$(0.06)	$0.16
-Diluted	$(0.06)	$0.16
Weighted average number of common shares outstanding
-Basic	8,844,125	8,834,125
-Diluted	8,844,125	8,884,191

ZINDART LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)
Assets	As of September 30, 2003	As of March 31, 2003
Current assets:
Cash and cash equivalents	$4,446	$1,973
Available-for-sale investments	318	380
Trade accounts receivable, net	33,589	24,313
Inventories	16,462	15,808
Prepaid expenses and other current assets	5,051	4,962
Loan receivable, current portion	573	625
Deferred tax assets	409	368
Total current assets	60,848	48,429
Property, plant, and equipment, net	31,909	29,574
Land use rights, net	1,122	1,135
Loan receivable, non-current portion	-	208
Deferred tax assets	1,201	1,241
Goodwill	45,234	45,234
Total assets	$140,314	$125,821
Liabilities and Stockholders' Equity
Current liabilities:
Short-term debt	$20,067	$11,543
Current installments of long-term debt	1,994	4,395
Current installments of obligations under capital leases	1,772	701
Trade accounts payable	17,490	15,221
Receipts in advance	1,593	1,130
Accrued expenses	15,818	14,045
Income taxes payable	3,118	2,416
Total current liabilities	61,852	49,451
Long-term debt, excluding current installments	997	1,895
Obligations under capital leases, excluding current installments	4,192	1,693
Deferred tax liabilities	623	666
Total liabilities	67,664	53,705
Minority interests	1,671	1,542
Stockholders' equity:
Common stock	572	571
Additional paid-in capital	38,649	38,634
Retained earnings	31,431	32,002
Accumulated other comprehensive loss	327	(633)
Total stockholders' equity	70,979	70,574
Total liabilities and stockholders' equity	$140,314	$125,821

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: December 9, 2003	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)